As filed with the Securities and Exchange Commission on January 31, 2013

1933 Act File No. 333-185578
1940 Act File No. 811-22581

Securities and Exchange Commission
Washington, D.C. 20549

Form S-6
Amendment No. 1

For Registration under the Securities Act of 1933

of Securities of Unit Investment Trusts

Registered on Form N-8B-2

A.	Exact name of Trust: Incapital Unit Trust, Series 19

B.	Name of Depositor: Incapital LLC

C.	Complete address of Depositor’s principal executive offices:

200 South Wacker Drive, Suite 3700
Chicago, IL 60606

D.	Name and complete address of agents for service:

Incapital LLC
Attention:  Brandon L. Klerk
Chief Compliance Officer
Incapital LLC
200 South Wacker Drive, Suite 3700
Chicago, Illinois  60606

Chapman and Cutler LLP
Attention:  Morrison C. Warren
111 West Monroe Street
Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

☐  immediately upon filing pursuant to paragraph (b)

☐  on (date) pursuant to paragraph (b)

☐  60 days after filing pursuant to paragraph (a)(1)

☐  on (date) pursuant to paragraph (a)(1) of rule 485

E.	Title of securities being registered: Units of fractional undivided beneficial interest.

F.	Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

☐  Check box if it is proposed that this filing will become effective on (date) at (time)Eastern Time pursuant to Rule 487.

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated January 31, 2013, Subject to Completion

INCAPITAL

Incapital Unit Trust, Series 19

Balanced Risk Allocation Portfolio, 1Q 2013

Prospectus Part A

Dated _________, 2013

You should read this prospectus
and retain it for future reference.

     An investment can be made in the underlying exchange-traded funds directly rather than through the trust. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of the trust.

     The Securities and Exchange Commission has not
approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

BALANCED RISK ALLOCATION
PORTFOLIO, 1Q 2013

OVERVIEW

     Incapital Unit Trust, Series 19, is a unit investment trust that consists of Balanced Risk Allocation Portfolio, 1Q 2013 (the “Trust”). Incapital LLC (the “Sponsor”) serves as the Sponsor of the Trust.

     The Trust is scheduled to terminate in approximately 15 months from the inception date.

INVESTMENT OBJECTIVE

     The Trust seeks to provide an attractive risk-adjusted total return .

PRINCIPAL INVESTMENT STRATEGY

     The Trust seeks to achieve its objective by investing in a portfolio of exchange-traded funds, each associated with an asset class type. The portfolio replicates the Goldman Sachs Balanced Risk Allocation Basket (the “basket”) as of _________, 2013, which includes 15 exchange-traded funds weighted in the manner described below. The asset class types targeted in this strategy are as follows: U.S. equity securities with large market capitalization (“U.S. large cap equities”), U.S. equity securities with small market capitalization (“U.S. small cap equities”), U.S. Treasury bonds with intermediate-term maturities (“U.S. IT treasuries”), U.S. Treasury inflation-protected bonds (“U.S. IP treasuries”), U.S. investment grade bonds (“IG bonds”), U.S. high yield bonds (“HY bonds”), developed markets equity securities (“DM equities”), developed markets sovereign debt instruments (“DM bonds”), emerging markets equity securities (“EM equities”), emerging markets sovereign debt instruments (“EM bonds”), emerging markets local debt instruments (“EM local bonds”), U.S. real estate (“real estate”), gold (“gold”), master limited partnerships (“MLPs”), and U.S. preferred stocks (“preferred stocks”, and each of the above-listed asset classes, an “asset class”). The Sponsor believes that selection of exchange-traded funds in accordance with this methodology, which is systematic and objective, will provide the Trust with the opportunity to meet its investment objective.

TRUST PORTFOLIO
INCAPITAL UNIT TRUST, SERIES 19
BALANCED RISK ALLOCATION PORTFOLIO, 1Q 2013
AS OF THE TRUST INCEPTION DATE, _________, 2013

			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
EXCHANGE TRADED FUNDS: 100.00%

$

Notes to Portfolio
1	The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York
Stock Exchange on the business day prior to the Trust’s Inception Date. The Portfolio’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
2	The cost of the securities to the Sponsor and the Sponsor’s profit (or loss) (which is the difference between the cost of the securities to the
Sponsor and the cost of the securities to the Trust) are $_______ and $__, respectively.
3	Non-income producing security.

THE GOLDMAN SACHS BALANCED RISK ALLOCATION BASKET

     The basket aims to allocate funds across a wide range of asset classes, as specified herein, weighted by the comparative riskiness of each asset class. Riskier asset classes (as measured by realized volatility over the previous six-month period) are given relatively less weight than less risky asset classes.The basket is comprised of shares of 15 exchange-traded funds (each, an “underlier” and together, the “underliers”) selected to correspond with each asset class.The basket was determined by The Goldman Sachs Group, Inc. (together with any of its affiliates, the “basket sponsor”) in accordance with the selection methods described below.

     Selection of the Basket Components. The underliers included in the basket were selected on the basis of their representativeness of a diversified, cross-asset class portfolio as observable in the marketplace. The respective asset classes and the corresponding underliers and U.S. ticker symbols are listed in the table below.

Asset Class	Underlier Name	U.S.Ticker Symbol
U.S. Large Cap Equities	iShares Russell 1000 Index Fund	IWB
U.S. Small Cap Equities	iShares Russell 2000 Index Fund	IWM
U.S. IT Treasuries	iShares Barclays 7-10 Year
	Treasury Bond Fund	IEF
U.S. IP Treasuries	iShares Barclays TIPS Bond Fund	TIP
IG Bonds	iShares Barclays Aggregate
	Bond Fund	AGG
HY Bonds	iShares iBoxx $ High Yield
	Corporate Bond Fund	HYG
DM Equities	iShares MSCI EAFE Index Fund	EFA
DM Bonds	SPDR Barclays Capital
	International Treasury Bond ETF	BWX
EM Equities	Vanguard MSCI Emerging
	Markets ETF	VWO
EM Bonds	iShares JPMorgan USD Emerging
	Markets Bond Fund	EMB
EM Local Bonds	WisdomTree EM Local Debt Fund	ELD
Real Estate	iShares Dow Jones U.S. Real
	Estate Index Fund	IYR
Gold	PowerShares DB Gold Fund	DGL
MLPs	Yorkville High Income
	MLP ETF	YMLP
Preferred Stocks	iShares S&P U.S. Preferred
	Stock Index Fund	PFF

     Determining the Underlier Allocation. The underlier allocations were determined by applying the following steps based on data as of _______, 2013 (the “observation date”):

     Step One – Calculation of the Realized Six Month Volatilities. The basket sponsor first determines the realized six-month volatility for each underlier (for each underlier, the “realized volatility”). With respect to a particular underlier, the realized volatility is a historical calculation of the degree of movement of such underlier’s daily closing price over the six-month period to the calendar day preceding the observation date. All things being equal, an underlier will have a higher realized volatility than another underlier if such underlier has a greater price movement (in any direction, whether increase or decrease) relative to its average price during the six-month period to the calendar day preceding the observation date. An underlier with a relatively stable price during the six-month period to the calendar day preceding the observation date will have a lower realized volatility than an underlier with relatively large price increases and/or decreases during that same period. Numerous methods are available for calculating the realized volatility. The basket sponsor calculated the realized volatility of each underlier by applying the Bloomberg Historical Price Volatility function (the “HVT function”). To apply the HVT function, the basket sponsor set the information fields in Bloomberg for the HVT function as follows:

     (i) the “Period” field was set to “Daily”, in order to set the frequency of returns to be used in the calculation as daily;

     (ii) the “Hist Vol” field was set to “126 T (Trading Days)”, in order to set the number of trading days to be used in the calculation as the standard 126 trading days during a given six-month period;

     (iii) the “Ann. Factor” field was set to “252”, in order to set the annualized number of trading days to be used in the calculation as the standard 252 trading days during a given one-year period;

     (iv) the “Currency” field was set to “LCL”, in order to have values given in the local currency of U.S. Dollars; and

     (v) the “Model” field was set to “CLV”, in order to have the calculations done using the “Classical Model”, which calculates volatility by using the daily closing prices of an underlier.

     The value corresponding to the column with header “Hist Vol (126D)” and the row specifying the observation date is the realized six-month volatility.

     Step Two – Calculation of the Underlier Inverse Volatilities. The basket sponsor calculated the six-month inverse volatility of each underlier (each, an “underlier inverse volatility”) by dividing 1 by the realized volatility for such underlier, as determined pursuant to Step One. The underlier inverse volatility is also a historical calculation of the degree of movement of such underlier’s daily closing price, over the six-month period to the calendar day preceding the observation date. Unlike the realized volatility for such underlier, however, all things being equal, an underlier will have a lower underlier inverse volatility than another underlier if such underlier has a greater price movement (in any direction, whether increase or decrease) relative to its average price during the six-month period to the calendar day preceding the observation date. An underlier with a relatively stable price during the six-month period to the calendar day preceding the observation date will have a higher underlier inverse volatility than an underlier with relatively large price increases and/or decreases during that same period.

     Step Three – Calculation of the Sum Inverse Volatility. The basket sponsor calculated the sum of six-month inverse volatility values for all the underlyers in the basket (the “sum inverse volatility”) by adding together each underlier inverse volatility determined pursuant to Step Two.

     Step Four – Calculation of the Basket Weights. For each underlier, the basket sponsor calculated the weight of such underlier within the basket by dividing the underlier inverse volatility for such underlier, as determined pursuant to Step Two, by the sum inverse volatility, as determined pursuant to Step 3. The quotient of this calculation was the weight within the basket for such underlier (the “underlier basket weight”). As a result of this calculation, the underlier with the highest realized volatility had the lowest underlier basket weight and the underlier with the lowest realized volatility had the highest underlier basket weight.

     Financial Data and Values. The underlying financial data and values used by the basket sponsor to calculate the basket were calculated or published by Bloomberg (the “data provider”), as described above and obtained by the basket sponsor without independent verification and are as of _______, 2013. The basket sponsor makes no representation or warranty, express or implied, regarding the reliability and accuracy of the information obtained from the data providers or drawn from other sources.

Portfolio and Portfolio Methodology

     The portfolio consists of the shares of exchange-traded funds included in the basket on _______, 2013. On the date of deposit and at the time of purchase, the exchange-traded funds included in the portfolio were not equally weighted. This lag provides sufficient time before the date of deposit to screen for any liquidity or regulatory issues in regards to the securities selection.

     The basket may be subject to rebalancing from time to time, but the portfolio will not be rebalanced or adjusted other than the adjustments described in “Trust Administration—Changes to Your Portfolio” in this prospectus. The performance of the portfolio may diverge from the performance of the basket. In the event of any inadvertent discrepancy in the constituents resulting from the application of the basket methodology as described in this prospectus and the portfolio constituents disclosed in this prospectus, the portfolio constituents will remain as disclosed in this prospectus.

PRINCIPAL RISKS

     As with all investments, you may lose some or all of your investment in the Trust. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. No assurance can be given that the Trust’s investment objective will be achieved. The Trust also might not perform as well as expected. This can happen for reasons such as the following:

     Price volatility. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of shares by the Trust, government policies, litigation and changes in interest rates, inflation, the financial condition of the shares’ issuer or even perceptions of the issuer.

     Current economic conditions. Due to the current state of the economy, the value of the shares held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the companies issuing the securities held in the portfolio. Starting in December 2007, economic activity declined across all sectors of the economy, and the United States experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Standard & Poor’s Rating Services lowered its long-term sovereign credit rating on the United States to “AA+” from “AAA,” which could lead to increased interest rates and volatility. Extraordinary steps have been taken by the governments of several leading countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     The method used to select the portfolio may be flawed and will not necessarily have a positive return. The selection method used by the basket sponsor to determine the basket shares may not result in the selection of shares having a positive return. A portfolio that is selected using different financial ratios, variables or methodologies as one of its selection criteria may outperform, perhaps substantially, a portfolio selected using the basket as calculated by the basket sponsor.

     The portfolio was selected on the basis of data as of a given date and used values that can be calculated differently. The weighting of the shares of the underliers comprising the portfolio within the portfolio was based on the weightings of the shares of the respective underliers in the basket, which was determined by the basket sponsor on _______, 2013, based on the publicly available data for each underlier as of those dates. If the basket had been calculated on any date other than _______, 2013, the weighting of the shares of the respective underliers within basket, and therefore within the portfolio, likely would be different from the weighting of the basket. In addition, because the weighting of the shares within the basket was on _______, 2013, the financial data used in the weighting is now stale. An underlier that had a high underlier inverse volatility at the time the weighting of the basket was calculated may now have a much lower underlier inverse volatility depending on its most recent financial results, and vice versa. As a result, there can be no assurance that the portfolio will perform as well as one weighted using current financial data. In addition, the values obtained by the basket sponsor from the data provider can be calculated in different ways and may be subject to judgments made by the third party data vendor that another data vendor may have made differently. As a result, the portfolio may not perform as well as one calculated using a different data source or a different formulation for calculating the values on which the basket is based.

     Each portfolio component will be subject to various business and market risks. Each issuer of a portfolio component is subject to various business and market risks that may adversely affect the reference asset’s value. The prices of the underlying shares may be volatile and cannot be predicted. In addition, the basket components, and therefore the units, are subject to the United States market risk, and to economic, financial, political, regulatory, legal and other events that affect the markets.You should familiarize yourself with the business and market risks faced by the basket component issuers and consider those risks, along with the risks described in this prospectus, in considering whether to invest in the units.

     An investment in the units will be subject to risks specific to exchange-traded funds. The Trust invests in shares of exchange-traded funds. Exchange-traded funds are subject to various risks, including management’s ability to meet the fund’s investment objective, and to manage the fund’s portfolio when the underlying shares are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding exchange-traded funds or their underlying investments change. Although the shares of the exchange-traded funds are listed for trading on U.S. national stock exchanges, there is no assurance that an active trading market will continue for the shares of all or any of the exchange-traded funds or that there will be liquidity in the trading market. The Trust and the underlying exchange-traded funds have management and operating expenses.You will bear not only your share of the Trust’s expenses, but also the expenses of the underlying exchange-traded funds. By investing in other exchange-traded funds, the Trust incurs greater expenses than you would incur if you invested directly in the exchange-traded funds.

     In addition, the exchange-traded funds are subject to management risk, which is the risk that the exchange-traded funds investment advisors’ investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. The exchange-traded funds are also not actively managed and may be affected by a general decline in market segments relating to their respective indices. Most of the exchange-traded funds investment advisors invest in securities included in, or representative of, their respective target indices regardless of their investment merits. Each of the exchange-traded funds investment advisors do not attempt to take defensive positions in declining markets.

     In addition, the exchange-traded funds are subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody problems

     The portfolio is subject to index correlation risk. Most of the exchange-traded funds comprising the portfolio seek to track the performance of an index. The index correlation risk is the risk that the performance of an exchange-traded fund will vary from the actual performance of the exchange-traded fund’s target index, divergence between the performance of an exchange-traded fund and its underlying target index is known as “tracking error.” This can happen due to a number of factors, such as transaction costs, different market impact on the exchange-traded funds and the securities underlying their target indices, corporate actions (such as mergers and spin-offs) and timing variances. Some exchange-traded funds may use a technique called “representative sampling,” which means that the exchange-traded funds invests in a representative sample of securities in its target index rather than all of the index securities, which could increase the risk of a tracking error. As a result, the performance of the exchange-traded funds may not correlate with the performance of their target indices, consequently, the return on your units will not be the same as investing directly in the exchange-traded funds or the securities underlying the target indices.

     The exchange-traded funds represented in the portfolio may not be weighted in the same manner as the basket. The exchange-traded funds represented in the basket were weighted on the basis of realized volatility of each underlier as of ________, 2013. The portfolio was purchased in an amount that reflected the realized volatility of each underlier used by the basket sponsor to weight the basket as of ________, 2013. The exchange-traded funds represented in the portfolio could not be purchased in the precise amounts used in the baskets because of the rounding restrictions described above. Further, the Sponsor retains the ability to remove exchange-traded funds selected for inclusion in the portfolio. Generally speaking, this would only occur if there was a material negative credit event, or significant liquidity concerns, as set forth in the Trust Agreement. Consequently, while the portfolio will generally be representative of the underliers, holdings in the portfolio may diverge from the holdings in the basket and the portfolio may not perform in the same manner as the basket, and it may perform adversely as compared to the basket over time as a result of these potential differences.

     An investment in the units will be subject to risks associated with foreign securities markets due to certain exchange-traded funds held by the Trust. Investments in foreign equity securities by some of the exchange-traded funds in the portfolio involve particular risks. The foreign securities markets whose securities comprise portions of the underliers in the basket may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

     Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

     The portfolio is subject to emerging market risks due to certain exchange-raded funds held by the Trust. An underlier’s investment in emerging market companies involves certain further risks not associated with investing in developed market countries because emerging market countries are often in the initial stages of their industrialization cycles and have low per capita income. These increased risks include the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and possibility of disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. The economies of emerging market countries face several concerns, including the relatively unstable governments which may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Emerging market countries may also be subject to overburdened infrastructures and environmental problems. It will also likely be more costly and difficult for the underlying sponsor to enforce the laws or regulations of a foreign country or trading facility, and it is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the securities included in the underlier.

     Certain exchange-traded funds held by the Trust may hold depositary receipts. An underlier’s investment in depositary receipts involves risks due to certain features of depositary receipts. Depositary receipts are usually in the form of American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). ADRs are U.S. dollar-denominated receipts representing shares of foreign-based corporations. ADRs are issued by U.S. banks or trust companies, and entitle the holder to all dividends and capital gains that are paid out on the underlying foreign shares. GDRs are similar to ADRs, but are shares of foreign-based corporations generally issued by international banks in one or more markets around the world. ADRs or GDRs may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts, whether ADRs or GDRs, are usually subject to a fee charged by the depositary.

     Holders of depositary receipts may have limited voting rights pursuant to a deposit agreement between the underlying issuer and the depositary. In certain cases, the depositary will vote the equity shares deposited with it as directed by the underlying issuer’s board of directors. Furthermore, investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert equity shares into depositary receipts and vice versa. Such restrictions may cause equity shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipt. Moreover, if depositary receipts are converted into equity shares, the laws in certain countries may limit the ability of a nonresident to trade the equity shares and to reconvert the equity shares to depositary receipts.

     Depositary receipts may be “sponsored” or “unsponsored.” Sponsored depositary receipts are established jointly by a depositary and the underlying issuer, whereas unsponsored depositary receipts may be established by a depositary without participation by the underlying issuer. Holders of unsponsored depositary receipts generally bear all the costs associated with establishing the unsponsored depositary receipts. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the United States and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the depositary receipts.

     Depositary receipts may be unregistered and unlisted. The underlier’s investments may also include depositary receipts that are not purchased in the public markets and are restricted securities that can be offered and sold only to “qualified institutional buyers” under Rule 144A under the Securities Act of 1933, as amended (“Securities Act”). Moreover, if adverse market conditions were to develop during the period between an underlier’s decision to sell these types of depositary receipts and the point at which the underlier is permitted or able to sell such security, the underlier might obtain a price less favorable than the price that prevailed when it decided to sell.

     Past exchange-traded fund performance is no guide to future performance. You cannot predict the future prices of the exchange-traded funds based on their historical fluctuations. The actual prices of the shares of the exchange-traded funds over the life of the units may bear little or no relation to the historical closing prices of the shares of the exchange-traded funds. We cannot predict the future performance of the exchange-traded funds.

     You have no shareholder rights or rights to receive shares of the exchange-traded funds or any securities. Investing in your units will not make you a holder of any of the assets underlying the target indices of the exchange-traded funds or a holder of shares of the exchange-traded funds. Neither you nor any other holder or owner of your units will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to such assets underlying the target indices or shares of the exchange-traded funds.Your units will be paid in cash, and you will have no right to receive delivery of any shares of the exchange-traded funds or assets underlying the target indices of the exchange-traded funds.

     The performance of the portfolio may diverge from the performance of the basket. The basket may be subject to reconstitution and reweighting from time to time, but the portfolio will not be reconstituted, reweighted or adjusted other than the adjustments described in “Trust Administration—Changes to Your Portfolio” in this prospectus. The performance of the portfolio will therefore diverge from the performance of the basket.

     An investment in the units will be subject to risks associated with small- and mid-cap securities due to certain exchange-traded funds held by the Trust. Investments in small- and mid-cap securities by some of the exchange-traded funds in the portfolio involve particular risks. Stocks of small- and mid-cap companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general. Small- and mid-cap companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group. In addition, they may be more vulnerable to adverse general market or economic developments.

     An investment in the units will be subject to interest rate risk due to the fixed-income investments by certain exchange-traded funds held by the Trust. Interest rate risk is the risk that the value of securities held by certain exchange-traded funds in the Trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes.

     An investment in the units will be subject to credit and dividend payment risk due to the fixed-income investments by certain exchange-traded funds held by the Trust. Credit risk is the risk that an issuer of a fixed-income security is unable or unwilling to make dividend and/or principal payments. High-yield or “junk” securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

     An investment in the units will be subject to call risk due to the fixed-income investments by certain exchange-traded funds held by the Trust. Call risk is the risk that securities held by certain exchange-traded funds in the Trust can be prepaid or “called” by the issuer before their stated maturity. If securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities held by certain exchange-traded funds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to those exchange-traded funds in the Trust. The securities may also be subject to special or extraordinary call provisions and “mandatory put” features that may cause the securities to be removed from a fund prior to maturity or stated call dates. High-yield or “junk” securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

     An investment in the units will be subject to security quality risk due to the fixed-income investments by certain exchange-traded funds held by the Trust. Security quality risk is the risk that a reduction in a security’s rating may decrease its value, the value of a exchange-traded fund holding such a security and the value of your investment in the Trust. Securities ratings may be reduced at any time, including during the primary offering period of the Trust.

     An investment in the units will be subject to limited liquidity and volatility risk due to the fixed-income investments by certain exchange-traded funds held by the Trust. The markets for fixed-income securities, such as those held by certain exchange-traded funds in the Trust, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by certain exchange-traded funds in the Trust uncertain and/or result in sudden and significant valuation increases or declines in its holdings. In addition, illiquidity and volatility in the credit markets may directly and adversely affect the setting of dividend rates on the shares of certain exchange-traded funds in the Trust.

     An investment in the units will be subject to risks associated withTreasury bonds due to certain exchange-traded funds held by theTrust. Investments in U.S. Treasury bonds by some of the exchange-traded funds in the portfolio involve particular risks. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. As with other fixed-income securities, U.S. Treasury bonds are subject to interest rate risk and credit risk. Interest-rate risk refers to fluctuations in the value of a fixed-income security resulting from changes in the general level of interest rates. When the general level of interest rates goes up, the prices of most fixed-income securities go down. When the general level of interest rates goes down, the prices of most fixed-income securities go up. Credit risk refers to the possibility that the issuer of a security will be unable and/or unwilling to make timely interest payments and/or repay the principal on its debt. However, U.S. Treasury bonds are issued by the United States government and are subject to limited credit risk.

     An investment in the units will be subject to risks associated with securities that are rated below investment-grade due to certain exchange-traded funds held by the Trust. Investments in below investment-grade obligations by some of the exchange-traded funds in the portfolio involve particular risks. High-yield or “junk” securities, the general names for securities rated below investment-grade, are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. In addition, the risk of non-payment or default is higher than with investment-grade securities. The value of these securities will decline significantly with increases in interest rates, not only because an increase in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer’s creditworthiness, may affect an issuer’s ability to make dividend payments.

     Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. In addition, the market for high-yield securities is smaller and less liquid than that for investment-grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment-grade securities and the purchase or sale of such securities may take longer to complete.

    Some of the securities held by certain exchange-traded funds in the Trust may be split-rated securities. Split-rated securities are those securities that, at the time of investment, are rated below investment-grade by one rating agency, so long as at least one other rating agency rates such securities within the four highest grades (i.e., investment-grade quality). This means that a split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer’s revenues or a general economic downturn.

     An investment in the units will be subject to risks associated with the real estate market and real estate investment trusts (“REITs”) due to certain exchange-traded funds held by the Trust. A REIT is a company that buys, develops, finances and/or manages income-producing real estate. Such securities may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market in the United States; and other factors beyond the control of the issuer of the security.

     An investment in the units will be subject to risks associated with the gold-related companies due to certain exchange-traded funds held by the Trust. Gold-related companies may be adversely affected by a decrease in the worldwide demand and price of gold, which may result from a decreased level of industrial activity utilizing gold and other factors. The Trust may be subject to greater volatility than other types of investments due to many factors, such as changes in inflation or inflation expectations, the supply of gold, purchases or sales of gold by entities such as governments or central banks, other actions by governments such as monetary policy changes or restrictions on ownership, investment speculation, or other economic, financial or political factors. Additionally, availability of alternatives to gold, such as synthetic substitutes, rising production costs, including storage, labor and energy, rising regulatory compliance costs, increased environment regulations and changes in industrial, government and global consumer demand may adversely affect companies engaged in gold-related business. Moreover, the majority of gold producers are located in a limited number of countries, and economic, political or other factors affecting one or more major sources of gold may have substantial effects on gold prices.

     An investment in the units will be subject to risks associated with MLPs due to certain exchange-traded funds held by the Trust. MLPs are limited partnerships or limited liability companies that are taxed as partnerships and whose interests (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock. Currently, most MLPs operate in the energy, natural resources or real estate sectors. Investments in MLP interests are subject to the risks generally applicable to companies in the energy and natural resources sectors, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. There are certain tax risks associated with MLPs, including the risk that U.S. taxing authorities could challenge the trust’s treatment for federal income tax purposes of the MLPs in which the trust invests. These tax risks, and any adverse determination with respect thereto, could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the trust’s investments.

     An investment in the units will be subject to risks associated with the energy sector due to certain exchange-traded funds held by the Trust. Companies in the energy sector include, but are not limited to, companies that explore for, produce, refine, distribute or sell petroleum, gas products or consumable fuels, or provide parts or services to petroleum, gas or consumable fuel companies. Companies in this sector are subject to volatile fluctuations in price and supply of energy fuels and can be impacted by international politics, including the unrest in Iraq and hostilities in the Middle East, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Natural disasters such as the hurricanes in the Gulf of Mexico will also impact companies in the energy sector. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.

     An investment in the units will be subject to risks associated with preferred securities due to certain exchange-traded funds held by the Trust. Preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and therefore will be subject to greater credit risk than those debt instruments. Preferred stockholders enjoy preference over common stockholders with regard to dividends and liquidations but may forfeit or at least be limited in their voting rights. In certain circumstances, an issuer of preferred securities may redeem the securities prior to their stated maturity date. For instance, for certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a redemption by the issuer may negatively impact the return of the security held by the fund. In addition, preferred securities may be subject to provisions that allow an issuer, under certain conditions, to skip or defer distributions. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities or common stock. Tax or regulatory changes may change the tax characterization of the preferred securities and, as a result, may affect the value of your units.

     Legislation/litigation. From time to time, various legislative or regulatory initiatives are proposed which may have a negative impact on certain of the exchange-traded funds represented in the Trust. In addition, litigation regarding any of the issuers of the assets or of the industries represented by such issuers may negatively impact the value of these assets. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the assets.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. The value of your investment in the units may fall as a result of inflation.

     Dividend payment risk. An issuer of a security may be unable or unwilling to make dividend payments, which may decrease the value of your investment in the Trust.

     The Sponsor does not actively manage the portfolio. The Trust is a unit investment trust and, as a result, is not actively managed. Shares are only bought and sold in limited circumstances as described herein. The Trust will generally hold, and may continue to buy, the same shares even though an underlier’s outlook, rating, market value or yield may have changed. The value of your investment may fall over time.

     Investment strategy risk. The Trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Trust’s investment strategy is designed to achieve the Trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     Dilution risk. As the Sponsor sells units, the size of the Trust will increase. The Sponsor will seek to replicate the existing portfolio and when the Trust buys securities, it will pay brokerage or other acquisition fees. Existing unitholders could experience a dilution of their investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time the Trust buys the securities. The Sponsor cannot guarantee that the Trust will keep its present size and composition for any length of time.

     Liquidity risk. A unitholder may be subject to liquidity risk if the Sponsor does not maintain a secondary market; however, a unitholder who does not dispose of units in the secondary market may cause units to be redeemed by the Trustee.

     See “Investment Risks” in Part B of the prospectus for additional information.

ESSENTIAL INFORMATION
(AS OF THE INCEPTION DATE)

Public offering price
at inception	$10.00
Inception date	_________, 2013
Termination date	_________, 2014
Distribution date	25th day of
June and December
(commencing on ____ 25, 2013,
if any)
Record date	10th day of
June and December
(commencing on _____ 10, 2013,
if any)
Evaluation Time	As of the close of trading of
the New York Stock
Exchange (normally 4:00 p.m.
Eastern Time). (However, on
the first day units are sold the
Evaluation Time will be as of
the close of trading on the
New York Stock Exchange or
the time the registration
statement filed with the
Securities and Exchange
Commission becomes
effective, if later.)

CUSIP Numbers
Standard Accounts
Cash Distributions
Reinvest Distributions
Fee Based Accounts
Cash Distributions
Reinvest Distributions

Minimum investment	$1,000/100 units
IRA	250/25

FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur for primary market purchases based on a $10 public offering price. Actual expenses may vary.You may qualify for sales charge discounts if you and your family invest at least $50,000 in the Trust or in other Incapital Unit Trusts. More information about these and other discounts, including exchange or rollover discounts, is available from your financial advisor and in “Buying Units” in Part B of the Prospectus.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (1)	Unit

Initial sales fee
paid on purchase (2)	1.00%	$0.100
Deferred sales fee (3)	1.45	0.145
Creation and
development fee (4)	0.50	0.050
Maximum sales fees
(including creation
and development fee)	2.95%	$0.295

Estimated organization
costs (5)	0.80%	$0.080

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (1)	Unit
Trustee’s fee	0.105%	$0.0105
Supervisory fee	0.030	0.0030
Evaluator’s fee	0.030	0.0030
Bookkeeping and
administrative fee	0.035	0.0035
Estimated other Trust
operating expenses (6)
Total	%	$_____

1	Based on a unit with a $10.00 per unit Public Offering Price as of the Inception Date.
2
The initial sales fee provided above is based on the public offering price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (as described below), the percentage and dollar amount of the initial sales fee will vary as the public offering price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

3
The deferred sales fee is a fixed dollar amount equaling $0.145 per unit.The deferred sales fee will be deducted in three monthly installments commencing ________ 2013 and ending _____ 2013 (approximately $0.0483 per unit on the last business day of each month). If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units in the secondary market, your maximum sales fee will be 2.95% of the public offering price and may consist of an initial sales fee and the amount of any remaining deferred sales fee payments.The initial sales fee, which you will pay at the time of purchase, is equal to the difference between 2.95% of the public offering price and the maximum remaining deferred sales fee. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one-time sales charge of 2.95% of the Public Offering Price per unit.

4
The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the public offering price exceeds $10.00 per unit, the creation and development fee will be less than 0.50% of the public offering price; if the public offering price is less than $10.00 per unit, the creation and development fee will exceed 0.50% of the public offering price. However, in no event will the maximum sales fee exceed 2.95% of a unitholder’s initial investment.

5	The estimated organization costs include the amount per unit paid by the Trust at the earlier of the end of the initial offering period or after six months.
6
The estimated Trust operating expenses are based upon an estimated Trust size of approximately $________. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

EXAMPLE

     This example helps you compare the cost of this Trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year at a reduced sales charge, the Trust’s operating expenses do not change and the Trust’s annual return is 5%.Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

1 year	$
3 years
5 years
10 years

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the Trust or that broker-dealers may charge for processing redemption requests.

TAXES

     Distributions from the Trust are generally subject to federal income taxes for U.S. investors. The distributions may also be subject to state and local taxes.

     For non-resident aliens, certain income from the Trust will be exempt from withholding for U.S. federal income tax, provided certain conditions are met. Consult your tax advisor with respect to the conditions that must be met in order to be exempt for U.S. tax purposes.

     See “Tax Status” in Part B of the Prospectus for further tax information.

DISTRIBUTIONS

     Holders of units will receive dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date.You may elect to:

•	reinvest distributions in additional units of the Trust at no fee, or

•	receive distributions in cash.

     You may change an election by contacting your financial professional or the trustee of the Trust (the “Trustee”). Once you elect to participate in a reinvestment program, the Trustee will automatically reinvest any distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of the Trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.01% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.01% of the net asset value of the Trust.

     In some cases, the Trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends, Trust expenses change or as a result of changes in the Trust’s portfolio.

     Each unit of the Trust at the Inception Date represents the fractional undivided interest in the underlying securities set forth in the “Trust Portfolio” and net income of the Trust.

     Reports. The Trustee or your financial professional will make available to you a statement showing income and other receipts of the Trust for each distribution. Each year the Trustee will also provide an annual report on the Trust’s activity and certain tax information.You may request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the Trust, if available.

PURCHASE AND REDEMPTION OF UNITS

     You may purchase or redeem units of the Trust on any business day, which is any day the New York Stock Exchange is open for business.You may purchase or redeem units of the Trust through your financial advisor or other financial intermediary.Your financial intermediary can either redeem units through the Sponsor or the Trustee, the Bank of New York Mellon. See “Buying Units” and “Selling Units” in Part B of the Prospectus for more information.

     The Sponsor currently intends to repurchase units from unitholders who want to redeem their units. These redemptions will be at the redemption price; however, a unitholder will pay any remaining deferred sales fees upon the sale or redemption of units. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any reason. If the Sponsor stops repurchasing units, a unitholder’s financial intermediary may dispose of units by redemption through The Bank of New York Mellon, which serves as the Trustee. The price received from the Trustee by the unitholder for units being redeemed is based upon the redemption price of the underlying securities. Unitholders will be assessed any remaining deferred sales fees upon the sale or redemption of units.

     Until the earlier of six months after the Inception Date or the end of the initial offering period, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units generally includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

BASKET SPONSOR’S DISCLAIMERS

     The portfolio is not sponsored, endorsed, sold or promoted by the basket sponsor. The basket sponsor makes no representation or warranty, express or implied, regarding (i) the advisability of investing in the portfolio, (ii) the ability of the portfolio to track the basket performance, or (iii) the reliability and accuracy of the information calculated by the data providers. The basket sponsor’s only relationship to the Sponsor in connection with the Trust is the grant of a license for the basket and the payment of start-up costs and expenses, which is composed and calculated by the basket sponsor, or its agent, without regard to the Sponsor or the portfolio. While the basket sponsor has identified the exchange-traded funds for selection in the basket, the basket sponsor has no obligation, involvement or liability in connection with the selection, administration, marketing or trading of the portfolio. The Sponsor or its affiliates and the basket sponsor have other business relationships which include the basket sponsor providing investment products, such as structured notes, structured bank certificates of deposit and insurance products, for distribution by the Sponsor to its clients. In addition, as of the date of this prospectus, Goldman Sachs holds a minority, non-voting membership interest in the parent company of Incapital LLC.

     The basket sponsor is not responsible for any investment decisions, damages or other losses resulting from use of the portfolio or any information provided in conjunction with it. The basket sponsor does not guarantee the accuracy, completeness or timeliness of the portfolio methodology or any portion of it and will not be liable for any errors, omissions or interruptions arising from its use. The basket sponsor makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to the portfolio methodology or any portion of it. The basket sponsor is not affiliated with the Sponsor.

Report of Independent Registered Public Accounting Firm

Unitholders
Incapital Unit Trust, Series 19

     We have audited the accompanying statement of financial condition, including the Trust portfolio set forth on page 3 of this prospectus, of Incapital Unit Trust, Series 19, as of ________, 2013, the initial date of deposit. The statement of financial condition is the responsibility of the Trust’s Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

     We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, the Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of ________, 2013. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

     In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Incapital Unit Trust, Series 19 as of ________, 2013, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois

________, 2013

Incapital Unit Trust, Series 19
Balanced Risk Allocation Portfolio, 1Q 2013
Statement of Financial Condition
as of ________, 2013

Investment in securities
Contracts to purchase underlying securities (1),(2)	$
Total	$
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$
Creation and development fee (4)
Deferred sales fee (5)
Total
Interest of Investors:
Cost to investors (6)
Less initial sales fee (5)
Less deferred sales fee, creation and development fee
and organization costs (3),(4),(5),(6)
Net interest of unitholders
Total	$
Units
Net asset value per unit	$

1	Aggregated cost of the securities is based on the closing sale price evaluations as determined by the Evaluator.
2	Cash or an irrevocable letter of credit has been deposited with the Trustee covering the funds necessary for the purchase of securities in the Trust represented by purchase contracts.
3
A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $0.08 per unit for the Trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the Trust’s Inception Date to an account maintained by the Trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the earlier of the close of the initial offering period or six months following the Trust’s Inception Date. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

4
The Trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.

5
The total sales fee consists of a creation and development fee, an initial sales fee and deferred sales fee.The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee.The maximum sales fee is 2.95% (2.98% of amount invested) of the public offering price per unit.The deferred sales fee is equal to $0.145 per unit and the creation and development fee is equal to $0.05 per unit.

6	The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.

End of Prospectus Part A

Incapital Unit Trust

Prospectus Part B

Dated ________, 2013

     The prospectus for an Incapital Unit Trust (a“Trust”) is divided into two parts. Part A of the prospectus relates exclusively to a particular Trust or Trusts and provides specific information regarding each Trust’s portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Incapital Unit Trust.You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each Trust.

ORGANIZATION

     The Trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a certain Trust Agreement (the “Trust Agreement”). The Trust Agreement is dated as of the Inception Date and is by and among Incapital LLC, as Sponsor, Incapital Asset Management LLC, as evaluator (“Evaluator”) and supervisor (“Supervisor”), and The Bank of New York Mellon, as Trustee. The value of the securities is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account the same factors referred to under “Selling Units—Redemption—Computation of Offer and Redemption Price.” On the Inception Date, the Sponsor deposited securities, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit issued by a major commercial bank) for the purchase of certain securities. After the deposit of the securities and the creation of the Trust, the Trustee delivered to the Sponsor the units (the “units”) comprising the ownership of the Trust. These units are now being offered pursuant to this prospectus.

UNITS

     Each unit represents an undivided interest in the assets of the Trust. If any units of the Trust are redeemed after the Inception Date, the fractional undivided interest in the Trust represented by each unredeemed unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related Trust.

BUYING UNITS

     Public Offering Price. You can buy units of the Trust on any business day the New York Stock Exchange is open by contacting your financial professional. Public offering prices are available daily on the Internet at www.incapital.com. The public offering price includes: the aggregate underlying value of the securities in the Trust, organization costs, the maximum sales fee (which includes an initial sales fee, a deferred sales fee and the creation and development fee), and cash and other net assets in the portfolio. Incapital often refers to the purchase price of units as the “public offering price.” Incapital must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If Incapital receives your order after this time, you will receive the price computed on the next business day.

     During the initial public offering period, for sales of at least $50,000 investors will be entitled to a volume discount from the sales charge as described below. For units purchased during the initial offering period, a portion of the sales charge will be deferred. However, at the earlier of the end of the initial offering period or six months after the Inception Date, the public offering price of the units will not include a pro rata portion of estimated organizational costs.

     The initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date the Trust was created was made on the basis of an evaluation of the securities in the Trust prepared by the Trustee. The value of securities is generally determined by using the last sale price for securities traded on a national or foreign securities exchange or the Nasdaq Stock Market. In some cases Incapital will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. Incapital will only do this if a security is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate. The Trustee determined the initial prices of the securities shown in “Trust Portfolio” for the Trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day Incapital sells units it will compute the public offering price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later. On or after the Inception Date, such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in “Essential Information,” effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the redemption price, which is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account certain other factors, see “Selling Units—Redemption—Computation of Offer and Redemption Price.”

     Organization Costs. During the initial offering period, a portion of the public offering price includes an amount of securities or cash to pay for all or a portion of the costs incurred in establishing the Trust (“organization costs”). These organization costs include the cost of preparing the registration statement, the Trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees, fees paid to a portfolio consultant for assisting the Sponsor in selecting the Trust’s portfolio, if any, licensing fees paid for the use of certain intellectual property, if any, and the initial fees and expenses of the Trustee. These costs will be deducted from the Trust as of the earlier of the end of the initial offering period or after six months. The Trust will sell securities to reimburse the Sponsor for these costs. Organization costs will not exceed the estimate set forth under “Fee Table” in Part A of the Prospectus.

     Transactional Sales Fee. The transactional sales fee has both an initial and a deferred sales fee. The transactional sales fee is 2.45% of the public offering price, based on a $10 unit. This percentage amount of the transactional sales fee is based on the public offering price on the Inception Date.

     Because the transactional sales fee is the difference between the maximum sales fee and the creation and development fee, the percentage and dollar amount of the transactional sales fee will vary as the public offering price varies. The transactional sales fee does not include the creation and development fee which is described under “Expenses of the Trust” in Part B of the prospectus and “Fee Table” in Part A of the prospectus.

     Initial Sales Fee. Based on a $10 unit, the initial sales fee is 1% of the public offering price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee (2.95% of the public offering price) and the sum of the maximum remaining deferred sales fees and the creation and development fee (initially $0.195 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.

     Deferred Sales Fee. Incapital defers payment of the rest of the transactional sales fee through the deferred sales fee ($0.145 per unit).You pay any remaining deferred sales fee when you sell or redeem units. The Trust may sell securities to meet the Trust’s obligations with respect to the deferred sales fee. Thus, no assurance can be given that the Trust will retain its present size and composition for any length of time.

     Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the creation and development fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption.

     In limited circumstances and only if deemed in the best interests of unitholders, the Sponsor may delay the payment of the deferred sales fee from the dates listed under “Fee Table.”

     Reduction of Sales Fees. Incapital offers a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional’s responsibility to alert us of any sales fee discount when you order units. Since the deferred sales fee and the creation and development fee are a fixed dollar amount per unit, the Trust must charge the deferred sales fee and the creation and development fee per unit regardless of any discounts. However, when you purchase units of the Trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and creation and development fee, the Sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and creation and development fee at the time you buy units by providing you with additional units.

     Large Purchases. During the primary offering period, you can reduce your maximum sales fee by increasing the size of your investment. Investors who make large purchases during the primary offering period are entitled to the following sales charge reductions:

	Sales Charge	Sales
	Reductions	Charge
	(as a	(as a
	percentage	percentage
Purchase	of the Public	of the Public
Amount	Offering Price)	Offering Price)

$50,000 - $99,999	0.25%	2.70%
$100,000 - $249,999	0.50%	2.45%
$250,000 - $499,999	0.75%	2.20%
$500,000 - $999,999	1.00%	1.95%
$1,000,000 +	1.55%	1.40%

     The quantity discount levels also apply on a dollar basis using a $10 unit equivalent. For example, if you purchase $50,000 up to $99,999.99, your sales charge reduction as a percentage of the public offering price will be 0.25%.

     You may aggregate unit purchases of any Incapital Trust by the same person on any single day from any one broker-dealer to qualify for a purchase level.You can include these purchases as your own for purposes of this aggregation:

•	purchases by your spouse or children under the age of 21, and

•	purchases by your trust estate or fiduciary accounts.

     The discounts described above apply only during the primary offering period. There can be no assurance that the Sponsor will create future trusts with investment strategies similar to the Trust or that may fit within your investment parameters.

     Advisory and Fee Accounts. Incapital eliminates the transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed (a “Fee Account”).

     This discount applies during the initial offering period.Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, if you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of the Trust or receive cash distributions. Incapital reserves the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity Incapital determines to be detrimental to the Trust. Incapital, as Sponsor, will receive and you will pay the creation and development fee. See “Expenses of the Trust” in Part B of the prospectus for additional information.

     Exchange or Rollover Option. If you are buying units of the Trust in the primary market with redemption or termination proceeds from any non-Incapital unit trust, you may purchase units with a reduction of 1% of the maximum public offering price, which will include a deferred sales fee. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the Trust must be no more than 30 days old. In addition, former or existing Incapital unit trust holders with Incapital unit trust units that have been terminated or redeemed within the last 30 days can purchase units of the Trust with a

1% reduction of the maximum public offering price of the units. Former or existing Incapital unit trust holders are able to utilize this reduced price up to the value of the units that were terminated or redeemed within the last 30 days. Such purchases entitled to this sales charge reduction may be classified as “Rollover Purchases.” An exchange or rollover is generally treated as a sale for federal income tax purposes. See “Tax Status” in this prospectus. Rollover Purchases are also subject to the creation and development fee.

     Employees. Incapital does not charge the portion of the sales fee that it would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Incapital and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents).You pay only the portion of the fee that the Sponsor retains. Such purchases are also subject to the creation and development fee. This discount applies during the initial offering period. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Dividend Reinvestment Plan. Incapital does not charge any transactional sales fee when you reinvest distributions from your Trust into additional units of the Trust. Because the deferred sales fee is a fixed dollar amount per unit, your Trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, Incapital will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment.The dollar value of these units will fluctuate over time.This discount applies during the initial offering period and in the secondary market.

     Distribution of Units. Incapital sells units to the public through broker-dealers and other firms. Incapital pays part of the sales fee you pay to these distribution firms when they sell units. For units sold during the primary offering period, the distribution fee paid for a given transaction is as follows:

Concession
Purchase Amount	per Unit
$0 - $49,999	2.25%
$50,000 - $99,999	2.00%
$100,000 - $249,999	1.75%
$250,000 - $499,999	1.50%
$500,000 - $999,999	1.25%
$1,000,000 +	0.75%
Rollover Purchases	1.30%

     Broker-dealers and other firms that sell units of certain Incapital unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable Trust’s prospectus. The additional payments will be as follows. Starting at the twelfth month, eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by Incapital in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by Incapital:

Total Sales	Additional
During CalendarYear	Concession

$25,000,000 but less
than $50,000,000	0.025%
$50,000,000 but less
than $100,000,000.00	0.05%
$100,000,000 but less
than $250,000,000	0.10%
$250,000,000 but less
than $500,000,000	0.11%
$500,000,000 but less
than $1,000,000,000	0.12%
$1,000,000,000 but less
than $1,500,000,000	0.13%
$1,500,000,000 or more	0.14%

     Because Incapital has been offering unit investment trusts for less than twelve months, the previous schedule will be modified as follows. For dealers in their first twelve months of unit trust business with Incapital, beginning with the month of, or the month after the initial sale of Incapital unit trust units in the primary market, each month Incapital will annualize the total business for the purpose of paying volume concessions.

     Dealers and other selling agents will not receive a concession on the sale of units which are not subject to a transactional sales fee, but such units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with Incapital and provide Incapital with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. Incapital reserves the right to change the amount of concessions or agency commissions from time to time.

     The Sponsor may also pay to certain dealers an administrative fee for information or services used in connection with the distribution of Trust units. Such amounts will be in addition to any concessions received for the sale of units.

     Other Compensation and Benefits to Broker-Dealers. The Sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of the Trust and other Incapital products. This compensation is intended to result in additional sales of Incapital products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Incapital products by the intermediary or its agents, the placing of Incapital products on a preferred or recommended product list, access to an intermediary’s personnel, and other factors.

     The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Sponsor’s products. The Sponsor may make such payments to many intermediaries that sell Incapital products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend an Incapital product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     Incapital generally registers units for sale in various states in the United States. Incapital does not register units for sale in any foreign country. It is your financial professional’s responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. Incapital may reject any order for units in whole or in part.

     Incapital may gain or lose money when it holds units in the primary or secondary market due to fluctuations in public offering prices. The gain or loss is equal to the difference between the price Incapital pays for units and the price at which Incapital redeems them. Incapital may also gain or lose money when it deposits securities to create units in the amounts set forth in the “Trust Portfolio.”

     Dealers’ Profits. As set forth under “Buying Units—Public Offering Price,” the dealers will receive gross commissions equal to the specified percentages of the public offering price of the units of the Trust. In offering units of the Trust dealers will also realize profits or sustain losses in the amount of any difference between the price at which they acquire or buy units and the price at which they resell or redeem such units and to the extent they earn sales charges on purchases.

     Sponsor Profits. The Sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of the Trust described in the prospectus. In addition, the Sponsor may realize a profit (or sustain a loss) as of the date the Trust is created resulting from the difference between the public offering prices of the securities to the Sponsor and the cost of such securities to the Trust. Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits. The Sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the Trust.

     For the ability to replicate the basket, the Sponsor has agreed to pay the basket sponsor a fee. This amount is paid from the Sponsor’s profits and not from trust assets.

     Market for Units. After the initial offering period, the Sponsor may maintain a market for units of the Trust offered hereby and continuously offer to purchase said units at prices, determined by the Evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The public offering price of any units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the Sponsor. If the Sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the Trust if the supply of units exceeds demand, or for other business reasons.

SELLING UNITS

     You may sell your units on any business day by contacting your financial professional or, in some cases, the Trustee. Public offering prices are available daily on the Internet at www.incapital.com or through your financial professional. The sale price of units is often referred to as the “liquidation price.”You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the earlier of the end of the initial offering period or six months after the Inception Date, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. Incapital intends to, but is not obligated to, maintain a secondary market for units. This means that if you want to sell your units, Incapital may buy them at the current price which is based on their net asset value. Incapital may then resell the units to other investors at the public offering price or redeem them for the redemption price. The secondary market repurchase price is generally the same as the redemption price.You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers might also maintain a secondary market in units.You should contact your financial professional for current public offering prices to determine the best price available. Incapital may discontinue the secondary market at any time without notice. Even if Incapital does not make a market, you will be able to redeem your units with the Trustee on any business day for the current price.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause the unitholder’s financial intermediary to redeem units through the Trustee by making a written request to the Trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the Trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program (“STAMP”) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

     Redemption shall be made by the Trustee no later than the seventh calendar day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Selling Units—Redemption—Computation of Offer and Redemption Price,” as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related Trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the Trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the Trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the unitholder’s tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.” In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for the Trust.

     Unitholders tendering units for redemption may request an in-kind distribution (a “Distribution In Kind”) from the Trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $50,000 of proceeds as part of his or her distribution or if he paid at least $50,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least thirty business days prior to the termination of the Trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the Trustee through the distribution of each of the securities of the Trust in book entry form to the account of the unitholder’s bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the Trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The Trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the Trustee may sell securities. The in-kind redemption option may be terminated by the Sponsor at any time. The Trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of the Trust will be, and the diversity of the Trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     Unitholders of the Trust that holds exchange-traded funds or other investment company securities who request a Distribution In Kind will be subject to any 12b-1 Fees or other service or distribution fees applicable to the underlying securities.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the Trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the Trust Agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

     The Trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the public offering price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the Trustee receives your completed request. Rather than contacting the Trustee directly, your financial professional may also be able to redeem your units by using the Investors’ Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     Within three business days following such tender, the unitholder will be entitled to receive in cash an amount for each unit tendered equal to the redemption price per unit computed as of the Evaluation Time set forth under “Essential Information” as of the next subsequent Evaluation Time. See

“Selling Units—Redemption—Computation of Offer and Redemption Price.”You pay any remaining deferred sales fee when you sell or redeem your units. The “date of tender” is deemed to be the date on which units are properly received by the Trustee, except that with regard to units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

     All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell securities in order to make funds available for redemption. Such sales, if required, could result in a sale of securities by the Trustee at a loss. To the extent securities are sold, the size and diversity of the Trust may be reduced.

     Computation of Offer and Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in the Trust. The redemption price per unit is the pro rata share of each unit in the Trust determined generally on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected and (ii) the value of the securities in the Trust less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the Trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The Evaluator may determine the value of the securities in the Trust in the following manner: if the securities are listed on a national or foreign securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or Nasdaq National Market System, which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (public offering prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the Nasdaq National Market System will be valued at the Nasdaq National Market System’s official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the Evaluator deems appropriate: (i) on the basis of the current bid price (public offering prices for primary market purchases) for comparable securities (unless the Evaluator deems such price inappropriate as a basis for evaluation), (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal or (iii) by any combination of the above. Notwithstanding the foregoing, the Evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If the Trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the Evaluator deems such prices inappropriate as a basis for valuation).

     Purchase by the Sponsor of Units Tendered for Redemption. The Trust Agreement requires that the Trustee notify the Sponsor of any tender of units for redemption. The Sponsor, prior to the close of business on the second succeeding business day, may purchase any units tendered to the Trustee for redemption at the redemption price by making payment therefore to the unitholder in an amount not less than the redemption price on the date of tender not later than the day on which the units would otherwise have been redeemed by the Trustee (see “Buying Units—Public Offering Price”). Units held by the Sponsor may be tendered to the Trustee for redemption as any other units. In addition, the Sponsor may tender units for redemption that were initially allocated to the Sponsor on the Inception Date if the Sponsor was unable to sell such units. Such redemption may impact the size, composition, returns, expenses and longevity of the Trust.

     The public offering price of any units resold by the Sponsor will be the public offering price determined in the manner provided in this Prospectus (see “Buying Units—Public Offering Price”). Any profit resulting from the resale of such units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such units (see “Buying Units—Other Compensation and Benefits to Broker-Dealers”).

     Exchange Option. You may be able to exchange your units for units of other Incapital unit trusts at a reduced sales fee.You may contact your financial professional or Incapital for more information about Trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees.You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current Trusts suit your situation and to discuss tax consequences. To qualify for a reduced sales fee, you may need to meet certain criteria.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company (“DTC”) through an investor’s brokers’ account. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the Trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Record holders must sign such written request exactly as their names appear on the records of the Trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the Trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

INVESTMENT RISKS

     All Investments Involve Risk. In addition to the risks described in Part A, this section elaborates on some of the risks in Part A and describes some other risks that can impact the value of the securities in the Trust.You should understand these risks before you invest.You could lose some or all of your investment in the Trust. If the value of the securities falls, the value of your units will also fall. The Sponsor cannot guarantee that the Trust will achieve its objective or that your investment return will be positive over any period.

     Market Risk. Market risk is the risk that a particular security in the Trust, the Trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

•	General securities markets movements;

•	Changes in the financial condition of an issuer or a sector;

•	Changes in perceptions about an issuer or a sector;

•	Interest rates and inflation;

•	Governmental policies and litigation; and

•	Purchases and sales of securities by the Trust.

     Even though the Supervisor supervises the portfolio, you should remember that Incapital does not manage your portfolio. The Trust will not sell a security solely because the market value falls as is possible in a managed fund.

     Fixed Portfolio. Investors should be aware that the Trust is not “managed” and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the Trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the Trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the Sponsor may instruct the Trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell securities under certain limited circumstances, securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the Trust. The prices of single shares of each of the securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks’ public offering price than as a percentage of the higher-price stocks’ public offering price.

     Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, the Trust is restricted under the Investment Company Act of 1940 from selling securities to the Sponsor. The price at which the securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the securities are limited or absent.

     Additional Deposits. The Trust Agreement authorizes the Sponsor to increase the size of the Trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in the Trust and the issuance of a corresponding number of additional units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The Trustee, with directions from the Sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the Trust’s failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the Sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the Trust, the Sponsor reserves the right to sell securities over a period of up to nine (9) business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the Trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     Current Economic Conditions Risk. The U.S. economy’s recession began in December 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on “subprime” mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity declined across all sectors of the economy, and the United States experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Standard & Poor’s Rating Services lowered its long-term sovereign credit rating on the United States to “AA+” from “AAA,” which could lead to increased interest rates and volatility. Due to the current state of uncertainty in the economy, the value of the securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     Litigation and Legislation Risk. The Trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the issuers represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. Incapital cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the share prices of the securities.

DISTRIBUTION OF UNITS

     The Sponsor eliminates the initial and deferred sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed. However, this sales charge discount is not available unless the applicable investment professional notifies the Sponsor of a particular investor’s eligibility for the discount.

     The Sponsor may, at its own expense and out of its own profits, pay for third party distribution assistance, including but not limited to, obtaining shelf space in clearing firms and similar activities designed to aid in the sale of the Sponsor’s products. These arrangements will not change the price you pay for your units.

     The Sponsor may gain or lose money when it holds units in the primary or secondary market due to fluctuations in public offering prices. The gain or loss is equal to the difference between the price the Sponsor pays for units and the price at which it sells or redeems them. The Sponsor may also gain or lose money when it deposits securities to create units. The amount of its profit or loss on the initial deposit of securities into the Trust is shown in the “Notes to Portfolio” for the Trust.

     Public Distribution of Units. During the initial offering period, units of the Trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The Sponsor intends to qualify units of the Trust for sale in a number of states, but does not register units for sale in any foreign country. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     Certain commercial banks may be making units of the Trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This legislation grants banks the authority to conduct certain authorized activity, such as sales of units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The Sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the Sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the Sponsor. At various times the Sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price unitholders pay for their units or the amount that the Trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the Sponsor.

     This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

TRUST ADMINISTRATION

     Distributions to Unitholders. Income received by the Trust is credited by the Trustee to the Income Account of the Trust. Other receipts are credited to the Capital Account of the Trust. Income received by the Trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the Trust will prorate distributions on an annual basis (“Income Averaging”), then income received by the Trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the Trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of the Trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The Trustee will periodically deduct from the Income Account of the Trust and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust’s assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of units.

     The Trust. The Trust is a unit investment trust registered under the Investment Company Act of 1940. The Sponsor created the Trust under a Trust Agreement between Incapital LLC (as depositor/Sponsor), Incapital Asset Management LLC (as Evaluator and Supervisor) and The Bank of New York Mellon (as Trustee). To create the Trust, the Sponsor deposited securities with the Trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the Trustee delivered units of the Trust to the Sponsor. Each unit represents an undivided interest in the assets of the Trust. These units remain outstanding until redeemed or until the Trust terminates. At the close of the New York Stock Exchange on the Trust’s Inception Date or on the first day units are sold to the public, if later, the number of units may be adjusted so that the public offering price per unit equals $10 or some other round number such as $100 or $1,000. The number of units and fractional interest of each unit in the Trust will increase or decrease to the extent of any adjustment.

     Changes to Your Portfolio. The Trust is not a managed fund. The portfolio will not be modified to follow any investment strategy or changes to the investment strategy. Unlike a managed fund, Incapital designed your portfolio to remain relatively fixed after its inception. The Trust will generally buy and sell securities: to pay expenses, to issue additional units or redeem units, in limited circumstances to protect the Trust, to avoid direct or indirect ownership of a passive foreign investment company, to make required distributions or avoid imposition of taxes on the Trust, or as otherwise described in this prospectus.

     The Trustee may vote for or against, or accept or reject, any offer for securities or property other than cash in exchange for the securities in its portfolio, at the Sponsor’s direction. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the Trust may either sell the security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of unitholders. The Trustee will distribute any cash proceeds to unitholders. If the Trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     Incapital will increase the size of the Trust as it sells units. When Incapital creates additional units, it will seek to replicate the existing portfolio. When the Trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time Incapital creates units and the time the Trust buys the securities. When the Trust buys or sells securities, Incapital may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with the Trust. Incapital will not select firms to handle these transactions on the basis of their sale of units of the Trust. Incapital cannot guarantee that the Trust will keep its present size and composition for any length of time.

     Replacement Securities. In the event that any contract to purchase a security is not consummated in accordance with its terms (“Failed Contract Security”), the Sponsor may instruct the Trustee in writing either to effect a buy-in in accordance with the rules of the market place where the Failed Contract Securities were purchased or its clearing house or to purchase a replacement security (the “Replacement Security”) which has been selected by the Sponsor out of funds held by the Trustee. Replacement Securities will be made subject to the following conditions:

•
The Replacement Securities will be securities as originally selected for the Trust or, in the case of a Trust that is a registered investment company for tax purposes, securities which the Sponsor determines to be similar in character as securities originally selected for the Trust;

•	The purchase of the Replacement Securities will not adversely affect the federal income tax status of the Trust;

•
The public offering price of the Replacement Securities will not exceed the total amount of cash de- posited, or the amount available under the Letter of Credit deposited, by the Sponsor at the time of the deposit of the Failed Contract Security;

•	The Replacement Securities will be purchased within 30 days after the deposit of the Failed Contract Security.

     Any contract to deliver Trust securities may not exceed 120 days from the effective date of the Trust’s registration statement.

     Amending the Trust Agreement. The Sponsor and the Trustee can change the Trust Agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the Sponsor and the Trustee). The Sponsor cannot change this agreement to reduce your interest in the Trust without your consent. Investors owning two-thirds of the units in the Trust may vote to change this agreement.

     Termination of the Trust. The Trust will terminate on the termination date set forth under “Essential Information” for the Trust. The Trustee may terminate the Trust early if the value of the Trust is less than 40% of the original value of the securities in the Trust at the time of deposit. At this size, the expenses of the Trust may create an undue burden on your investment. Investors owning two-thirds of the units in the Trust may also vote to terminate the Trust early. The Trustee will liquidate the Trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the Trust. If this happens, the Sponsor will refund any sales fee that you paid.

     The Trustee will notify you of any termination and sell any remaining securities. The Trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses.Your termination distribution may be less than the price you originally paid for your units.

     The Sponsor. The Sponsor of the Trust is Incapital LLC. The Sponsor is registered under the Securities Exchange Act of 1934 as a broker-dealer. The Sponsor is organized as a limited liability company under the laws of the State of Delaware. The Sponsor is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The principal office of the Sponsor is located at 200 South Wacker Drive, Suite 3700, Chicago, IL 60606. The Sponsor is a direct, wholly-owned subsidiary of Incapital Holdings LLC.

     If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreement and liquidate the Trust as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreement.

     The Sponsor and the Trust have adopted a code of ethics requiring their employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

     The Supervisor and the Evaluator. Incapital Asset Management LLC serves as Evaluator and Supervisor. Incapital Asset Management LLC is an affiliate of the Sponsor and, as a result, a potential conflict of interest may exist. The Evaluator and Supervisor may resign or be removed by the Sponsor or, if no Sponsor is acting, the Trustee, in which event the Sponsor or, if no Sponsor is acting, the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator or Sponsor no successor has accepted appointment within thirty days after notice of resignation, the Evaluator or Sponsor may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the Trustee to each unitholder. As Evaluator, Incapital Asset Management LLC utilizes the Trustee to perform certain evaluation services.

     The Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217.You may contact the Trustee by calling the telephone number on the back cover of this prospectus or by writing to its Unit Investment Trust Division offices. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of the Trust. In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of the Trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in the Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising the Trust.

     Under the Trust Agreement, the Trustee or any successor Trustee may resign and be discharged of the Trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor Trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor Trustee promptly. If, upon such resignation, no successor Trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with cause, and appoint a successor Trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise Trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     Limitations on Liability. The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

     The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

EXPENSES OF THE TRUST

     The Sponsor does not charge the Trust an annual management fee. The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the Trust. The Supervisor receives an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the “Supervisory Fee”). In providing such supervisory services, the Supervisor may purchase research from a variety of sources, which may include dealers of the Trust. If so provided in Part A of the prospectus, the

Sponsor may also receive an annual fee for providing bookkeeping and administrative services for the Trust (the “Bookkeeping and Administrative Fee”). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the Evaluator may also receive an annual fee for performing evaluation services for the Trust (the “Evaluator’s Fee”).

     In addition, if so provided in Part A of the prospectus, the Trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research.

     The Trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the Trust in purchasing and selling securities.

     The Trustee receives for its services that fee set forth in Part A of the prospectus. The Trustee’s fee, which is paid monthly, is based on the number of units outstanding at the end of each month during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator’s Fee are paid monthly and are based on the number of units outstanding at the end of each month during the primary offering period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee’s compensation for its services to the Trust is expected to result from the use of these funds.

     In addition, the Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator’s Fee and the Trustee’s Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor’s Consumer Price Index entitled “All Services Less Rent” since the establishment of the Trust. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Incapital LLC is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. In addition, the Trustee may reimburse the Sponsor out of its own assets for services performed by employees of the Sponsor in connection with the operation of the Trust.

     The Trust will also pay a fee to the Sponsor for creating and developing the Trust, including determining the Trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. The Trust pays this “creation and development fee” as a fixed dollar amount at the close of the initial offering period. The Sponsor does not use the fee to pay distribution expenses.

     The following additional charges are or may be incurred by the Trust: (a) fees for the Trustee’s extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the Trust Agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of the Trust and, when owing to the Trustee, are secured by a lien on the Trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of the Trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the Trust.

     The Trust shall also bear the expenses associated with updating the Trust’s registration statement and maintaining registration or qualification of the units and/or the Trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees.

PORTFOLIO TRANSACTION AND BROKERAGE ALLOCATION

     When the Trust sells securities, the composition and diversity of the securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of the Trust’s portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of units.

TAX STATUS

     This section summarizes some of the main U.S. federal income tax consequences of owning units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non- U.S. person, a broker/dealer or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Trust Status. The Trust intends to qualify as a “regulated investment company” under the federal tax laws. If the Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

     Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust’s distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes, which are not dividends but are a return of the original investment, and thus will generally not be currently taxable to you. However, distributions representing a return of capital will generally reduce your tax basis in your units and will thus increase your taxable gain, or decrease your loss, when you sell or redeem your units. The tax status of your distributions from the Trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Under the “Health Care and Education Reconciliation Act of 2010,” income from the Trust may also be subject to a new 3.8 percent “medicare tax” imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

     Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

     Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction.Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

     Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for net capital gains from most property acquired after December 31, 2000 with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property (regardless of when acquired) with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less.You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from the Trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received.The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

     Ordinary income dividends received by an individual unitholder from a regulated investment company such as the Trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2013. For years beginning after December 31, 2012, ordinary income dividends would be subject to ordinary income tax rates. There are currently a variety of proposals being considered as to what such rates will be. The Trust will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

     In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Trust securities when you redeem units or when your Trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

     Exchanges. If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

     Deductibility of Trust Expenses. Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income.

     Foreign Tax Credit. If your Trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Trust paid to other countries.You may be able to deduct or receive a tax credit for your share of these taxes.

     Investments in Certain Foreign Corporations. If the Trust holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. Similarily, if the Trust invests in a fund that invests in PFICs, that fund may be subject to these taxes. The Trust will not be able to pass through to its unitholders any credit or deduction for such taxes, whether the taxes are imposed at the Trust level or imposed on a fund the Trust invests in. The Trust (or such a fund) may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust (or such a fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trust (or such a fund) might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

     Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the Trust that are properly reported by the Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. Distributions in respect of units after December 31, 2013 may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2016.

EXPERTS

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the Trust. Dorsey & Whitney LLP, 51 West 52nd Street, New York, New York 10019, acts as counsel for the Trustee.

     Independent Registered Public Accounting Firm. Grant Thornton LLP, 175 West Jackson Blvd., 20th floor, Chicago, Illinois 60604, independent registered public accounting firm, audited the statement of financial condition and the Trust portfolio included in this prospectus.

PROSPECTUS

________, 2013

Incapital Unit Trust, Series 19

Balanced Risk Allocation Portfolio, 1Q 2013

Incapital LLC

CONTENTS
Balanced Risk Allocation Portfolio,
1Q 2013	2
Overview	2
Investment Objective	2
Principal Investment Strategy	2
Trust Portfolio	3
The Goldman Sachs Balanced
Risk Allocation Basket	4
Principal Risks	6
Essential Information	17
Fee Table	18
Example	19
Taxes	19
Distributions	19
Purchase and Redemption of Units	20
Basket Sponsor’s Disclaimers	20
Report of Independent Registered
Public Accounting Firm	22
Statement of Financial Condition	23
Prospectus Part B	B–1
Organization	B–1
Units	B–1
Buying Units	B–1
Selling Units	B–8
Investment Risks	B–13
Distribution of Units	B–15
Trust Administration	B–16
Expenses of the Trust	B–21
Portfolio Transaction and Brokerage
Allocation	B–23
Tax Status	B–24
Experts	B–27

Visit our website:
http://www.incapital.com

Contact us by e-mail:
unittrust@incapital.com

Call Incapital LLC:
(800) 922-7900

Call The Bank of NewYork Mellon:
(800) 428-8890

Additional Information
This prospectus does not contain all information filed with the Securities Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section
Washington, D.C. 20549
Visit:	http://www.sec.gov (EDGAR Database)
Call:	202-551-8090 (only for information on the operation of the Public Reference Section)

Incapital Unit Trust, Series 19
Securities Act file number: 333-185578
Investment Company Act file
number: 811-22581

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A.           Bonding Arrangements of Depositor:

The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

Insurer/Policy No.	Amount
National Union Fire Insurance Company of Pittsburgh, PA 5694214	$1,000,000

B.	This Registration Statement comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Consents of Independent Registered Public Accounting Firm
and Counsel as indicated

Exhibits as indicated on the List of Exhibits

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Incapital Unit Trust, Series 19 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago, and State of Illinois, on the 31st day of January, 2013.

INCAPITAL UNIT TRUST, SERIES 19
(Registrant)

By: INCAPITAL LLC
(Depositor)

By: /s/ Thomas Belka
Thomas Belka, Executive Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ Thomas Belka Thomas Belka	Executive Director	January 31, 2013

/s/ Thomas Belka Thomas Belka	Controller	January 31, 2013

Incapital Holdings LLC /s/ Thomas Belka Thomas Belka Executive Director	Member of over 99% of Incapital LLC	January 31, 2013

Consent of Independent Registered Public Accounting Firm

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion filed as Exhibit 3.1 to the Registration Statement.

Consent of Dorsey & Whitney LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion filed as Exhibit 3.2 to the Registration Statement.

List of Exhibits

1.1	Reference Trust Agreement (to be supplied by amendment).

1.1.1	Standard Terms and Conditions of Trust. (Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 for Incapital Unit Trust, Series 2 (File No. 333-179567) filed on May 1, 2012.)

2.1	Code of Ethics (Reference is made to Exhibit 2.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Incapital Unit Trust, Series 1 (File No. 333-179312) filed on April 2, 2012).

3.1	Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

3.2	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

4.1	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

Memorandum

Re:                                   Incapital Unit Trust, Series 19

The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the fund will be filed by amendment.

1940 Act

Forms N-8A and N-8B-2

Form N-8A and Form N-8B-2 was filed in respect of Incapital Unit Trust (and subsequent series) (File No. 811-22581).

1933 Act

The Indenture

The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated April 2, 2012 relative to Incapital Unit Trust, Series 1.

Chapman and Cutler LLP

Chicago, Illinois
January 31, 2013